Exhibit 99.2

POLYPID LTD.

PETACH TIKVA, ISRAEL

PROXY STATEMENT

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON FEBRUARY 4, 2026

The enclosed proxy is being solicited by the board of directors (the “Board of Directors”) of PolyPid Ltd. (the “Company” or “our,” “we” or “us”) for use at the Company’s extraordinary general meeting of shareholders (the “Meeting”) to be held on February 4, 2026, at 2:00 p.m. Israel time, or at any adjournment or postponement thereof.

Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares, no par value, of the Company (the “Ordinary Shares”) covered thereby in accordance with the directions of the shareholders executing the proxy. In the absence of such directions, and except as otherwise mentioned in this proxy statement, the Ordinary Shares represented thereby will be voted in favor of the proposal described in this proxy statement.

Two or more shareholders present, personally or by proxy, holding in the aggregate not less than twenty five percent (25%) of the Company’s outstanding Ordinary Shares, shall constitute a quorum for the Meeting. If within half an hour from the time the Meeting is convened a quorum is not present, the Meeting shall stand adjourned until February 11, 2026 at 2:00 p.m. Israel time at the same place (the “Adjourned Meeting”). At the Adjourned Meeting, if a quorum is not present within half an hour from the time appointed for such meeting, any number of shareholders present personally or by proxy shall be deemed a quorum and shall be entitled to deliberate and to resolve in respect of the matters for which the Meeting was convened. Abstentions and broker non-votes are counted as Ordinary Shares present for the purpose of determining a quorum.

Pursuant to the Israeli Companies Law, 5759-1999 (the “Companies Law”), the Proposal described hereinafter requires the affirmative vote of shareholders present at the Meeting, in person or by proxy, and holding Ordinary Shares of the Company amounting in the aggregate to at least a majority of the votes actually cast by shareholders with respect to the Proposal. The Proposal is also subject to one of the following additional voting requirements: (i) the majority of the shares that are voted at the Meeting in favor of such Proposal, excluding abstentions, includes a majority of the votes of shareholders who are not controlling shareholders and do not have a personal interest in the Proposal; or (ii) the total number of shares of the shareholders mentioned in clause (i) above that are voted against such Proposal does not exceed two percent (2%) of the total voting rights in the Company (the “Special Majority”).

For this purpose, “Personal Interest” is defined under the Companies Law as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes foregoing shareholder’s spouse, siblings, parents, grandparents, descendants, and spouse’s descendants, siblings, and parents, and the spouse of any of the foregoing); (ii) a personal interest of a corporation in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer; and (iii) a personal interest of an individual voting via a power of attorney given by a third party (even if the empowering shareholder has no personal interest), and the vote of an attorney-in-fact shall be considered a personal interest vote if the empowering shareholder has a personal interest, and all with no regard as to whether the attorney-in-fact has voting discretion or not, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company.

For this purpose, a “controlling shareholder” is any shareholder that has the ability to direct the Company’s activities (other than by means of being a director or office holder of the Company). A person is presumed to be a controlling shareholder if he or she holds or controls, by himself or together with others, one half or more of any one of the “means of control” of a company; in the context of a transaction with an interested party, a shareholder who holds 25% or more of the voting rights in the company if no other shareholder holds more than 50% of the voting rights in the company, is also presumed to be a controlling shareholder. “Means of control” is defined as any one of the following: (i) the right to vote at a general meeting of a company, or (ii) the right to elect directors of a company or its chief executive officer.

According to the Companies Law Regulations (Exemptions for Companies whose Securities are Listed for Trading on a Stock Exchange Outside of Israel) 5760-2000, by signing and submitting the attached proxy card, a shareholder of record declares and approves that he or she is not a controlling shareholder and/or has no personal interest in the approval of the item on the Meeting agenda, with the exception of a personal interest that the shareholder positively informed the Company about, as detailed in the attached proxy card.

It is noted that there may be changes on the agenda after publishing the proxy, and there may be position statements which can be published. Therefore, the most updated agenda will be furnished to the U.S Securities and Exchange Commission (“SEC”) on a Report on Form 6-K and will be made available to the public on the SEC’s website at www.sec.gov.

PROPOSAL 1

TO APPROVE THE COMPENSATION TERMS OF MS. BROOKE STORY, THE CHAIRMAN OF THE COMPANY’S BOARD OF DIRECTORS

Background

Under the Companies Law, arrangements concerning compensation for a company’s director, in accordance with or which exceed the terms of the company’s compensation policy, require approval by a company’s compensation committee, its board of directors and its shareholders (by a simple or Special Majority, as the case may be), in that order. The Company’s Compensation Policy is attached as Exhibit 99.1 to the Company’s Report on Form 6-K, filed with the SEC on June 25, 2025 (the “Policy”).

On December 11, 2025 (the “Board Meeting”), the Board of Directors, following the approval and recommendation of the Company’s Compensation, Nominating and Corporate Governance Committee (the “Committee”) received on December 9, 2025, appointed Ms. Brooke Story as chairman of the Board of Directors, effective as of December 11, 2025. In relation to her appointment, the Committee and Board of Directors approved, and recommended that the Company’s shareholders approve, Ms. Story’s compensation terms as detailed below.

Annual Fee

As chairman of the Board of Directors, Ms. Story shall be entitled to an annual fee of $75,000, effective as of December 11, 2025 (the “Annual Fee”).

Equity Compensation

Ms. Brooke Story will be granted an amount of options to purchase up to 17,456 Ordinary Shares (the “Options”) on the following terms (the “Grant to Ms. Story”):

●	Term and Vesting Schedule- the Options shall vest and become exercisable during a 4-year period beginning as of December 11, 2025 (the “Vesting Commencement Date”). Six and one quarter percent (6.25%) of the shares covered by the Options shall vest at the end of each quarter subsequent to the Vesting Commencement Date, subject to Ms. Brooke Story’s continuous service through such vesting dates.

●	Exercise Price- the Options shall be exercisable at an exercise price of $4.01 per Ordinary Share, which was equal to the closing price on December 10, 2025, the day before the Board Meeting.

●	Acceleration- the Grant to Ms. Story shall be subject to full acceleration upon the occurrence of a “Change of Control Event”- which shall mean: (i) the acquisition of the Company shares by, or the merger of the Company with another entity, consolidation, reorganization and/or recapitalization, following which the shareholders of the Company prior to the closing of such transaction own, directly or indirectly, less than 50% (fifty percent) of the voting power in the Company (or in the surviving entity); (ii) sale or assignment by the Company of all or substantially all of the issued and outstanding shares of the Company and/or all or substantially all of the Company’s assets; provided that the Board of Directors has resolved that a Change of Control Event has occurred.

●	Other terms- the Options are subject to such other terms and conditions set forth in the Company’s options agreement and the provisions of the Company’s Amended and Restated 2012 Share Option Plan (the “Option Plan”).

The value of the Grant to Ms. Story and its terms are within the framework and principles of the Policy, representing an annual value of $70,000. In accordance with the Policy, the Board of Directors deemed the Grant to Ms. Story, in an annual value exceeding the default annual value of $50,000, to be appropriate in order to advance the interest of the Company.

D&O liability insurance and indemnification and release letter

As of the Board Meeting, Ms. Brooke Story will be included in the Company’s directors’ and officers’ liability insurance policy and will be entitled to an Indemnity and Exculpation Agreement as acceptable in the Company.

In making its recommendation with regard to the approval of the compensation terms to Ms. Brooke Story, the Committee and the Board of Directors each have considered all relevant considerations and discussed all matters required under the Companies Law and the regulations promulgated thereunder, and also considered, inter alia: (i) the nomination and subsequent election of Ms. Story as chairman of the Board of Directors, and the responsibilities, background and experience of Ms. Story; (ii) that the Annual Fee, while exceeding the terms of the Policy, is on par with the fees paid for similar positions in similar companies, in accordance with comparative data reviewed by the Committee and the Board of Directors; (iii) that the Annual Fee is fair and reasonable, in light of the expected scope of Ms. Story’s activities, following her appointment as chairman of the Board of Directors, to promote the Company’s goals and business objectives; (iv) that the Grant to Ms. Story reflects a fair and reasonable value for her expected services and contribution to the Company’s growth and achievements; (v) that the Grant to Ms. Story is in accordance with the Policy, and with regards to the annual grant value of $70,000, that it is appropriate in order to advance the interest of the Company; and (vi) that the Grant to Ms. Story is meant to establish and maintain an alignment of interests between her and the Company’s shareholders and to align her compensation with the Company’s long-term achievements.

The shareholders of the Company are requested to adopt the following resolution:

“RESOLVED, to approve the compensation terms of Ms. Story, the Company’s chairman of the Board of Directors, as set forth in the Proxy Statement.”

The approval of the Proposal requires the affirmative vote of a Special Majority.

The Board of Directors unanimously recommends a vote “FOR” the above proposal.

Your vote is important! Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. EXCEPT AS MENTIONED OTHERWISE IN THIS PROXY STATEMENT, IF NO SPECIFICATION IS MADE, THE PROXY WILL BE VOTED IN FAVOR OF THE PROPOSAL DESCRIBED IN THIS PROXY STATEMENT.

Proxies and all other applicable materials should be sent to:

Equiniti Trust Company, LLC

55 Challenger Road, 2nd Floor

Ridgefield Park, NJ 07660

ADDITIONAL INFORMATION

The Company is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), as applicable to foreign private issuers. Accordingly, the Company files reports and other information with the SEC. All documents which the Company will file on the SEC’s EDGAR system will be available for retrieval on the SEC’s website at http://www.sec.gov.

As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. In addition, the Company is not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. The Notice of the Extraordinary General Meeting of Shareholders and the proxy statement have been prepared in accordance with applicable disclosure requirements in the State of Israel.

YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROXY STATEMENT OR THE INFORMATION FURNISHED TO YOU IN CONNECTION WITH THIS PROXY STATEMENT WHEN VOTING ON THE MATTERS SUBMITTED TO SHAREHOLDER APPROVAL HEREUNDER. THE COMPANY HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT FROM WHAT IS CONTAINED IN THIS DOCUMENT. THIS PROXY STATEMENT IS DATED DECEMBER 31, 2025. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED IN THIS DOCUMENT IS ACCURATE AS OF ANY DATE OTHER THAN DECEMBER 31, 2025, AND THE MAILING OF THIS DOCUMENT TO SHAREHOLDERS SHOULD NOT CREATE ANY IMPLICATION TO THE CONTRARY.

By Order of the Board of Directors

PolyPid Ltd.

Dikla Czaczkes Akselbrad
Chief Executive Officer

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